Management Services Agreement

Effective June 1 , 2005

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
(hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Nick DeSante
(hereinafter referred to as ND)
27 Lucas Lane
Stittsville, Ontario CANADA

Whereas, the Board of Directors of HBN have expressed a desire to appoint a Vice-President Operations, for HBN, to oversee the web sites and provide technical advice and assistance to HBN and SIHC, and,

Whereas, Nick DeSante (ND) , shall be appointed as the Vice-President Operations, of HBN,

     Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

     ND will assume the position of Vice-President Operations for HBN.

  The term of this agreement shall be for a One (1) year period of time and take full effect upon signing of this agreement.
  This agreement can be renewed upon expiry in accordance with negotiations between the Management Committee and Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement.
  ND shall receive an allocation of 100,000 Class A Common shares of SIHC at the time of signing. These shares would be automatically revoked if this contract were terminated within three months.
  ND shall receive a further allocation of 100,000 Class A Common shares of SIHC at the time when the first track is fully operational.

  ND shall receive a monthly fee, payable in advance on the first of every month, commencing June 1, 2005 of One Thousand Dollars in Canadian funds ($1,000.00) plus GST, plus $125.00 per hour for extra time in the previous month over 8 hours per month, not to exceed 12 extra hours per month unless approved in advance.
  Upon signing of this agreement, ND shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 500,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12 US) per share without restriction and tradable upon issuance.
  ND shall be paid a five per cent (5%) Commission on the dollar amount of Treasury shares issued to Investors which were introduced by ND.
  Reasonable, or pre-approved expenses incurred by ND on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

ND may resign at any time in which case no further payments are owing. If ND resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement. This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Larry Simpson

Larry Simpson
Print Name:

And,

/s/ Nick DeSante
Nick DeSante

Witnessed by: /s/ Larry Simpson

Larry Simpson

Dated this ____ day of June, 2005.